Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AS OF

AND FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND FOR THE YEAR ENDED DECEMBER 31, 2024

Introduction

On August 5, 2025, mdxhealth signed a definitive agreement to acquire Exosome Diagnostics, Inc., (“ExoDx”) from Bio-Techne, including the ExoDx Prostate (EPI) test, CLIA-certified clinical laboratory and related assets and liabilities. Total consideration for the acquisition was $15 million, with $4.5 million in stock paid on October 1, 2025, through delivery of 1,867,186 shares of the Company, at a price per share of $2.4311, which was the volume-weighted average price of mdxhealth’s shares for the five consecutive trading days ending on August 4, 2025, and $2.5 million to be paid annually over the following 4 years with 50% in cash and 50% in cash or stock at mdxhealth’s discretion. Closing of the acquisition occurred on September 15, 2025.

In addition, ExoDx also agreed to sublease from Bio-Techne certain laboratory and office space used for quality release testing located in Waltham, Massachusetts (“Waltham Lease”).

This acquisition further solidifies the Company’s leadership in the precision diagnostics urology market by adding an additional test for prostate cancer that fits within the Company’s pathway of diagnostic tests.

The following unaudited pro forma condensed combined statement of financial position as of June 30, 2025, gives effect to the acquisition as if it had been completed as of June 30, 2025. The acquisition was considered to be a business combination accounted for under International Financial Reporting Standards (“IFRS”) acquisition method of accounting, IFRS 3. Accordingly, the assets acquired, and liabilities assumed have been recorded at their estimated fair values at the date of the acquisition in accordance with IFRS 13, Fair Value Measurement. The purchase price has been allocated on a preliminary basis to the assets acquired and the liabilities assumed based upon estimates of their respective fair values, which are subject to potential adjustment upon finalization of the purchase price allocation.

For the purpose of preparing the unaudited pro forma condensed combined financial information, the ExoDx financial statements were reconciled to IFRS. Based on a preliminary review of U.S. GAAP to IFRS differences, related accounting policies and related management estimates, no differences between U.S. GAAP and IFRS were identified.

The following unaudited pro forma condensed combined statements of profit or loss for the six months ended June 30, 2025, and the year ended December 31, 2024, give effect to the acquisition as if it had been completed on January 1, 2024.

Article 11 of Regulation S-X requires that pro forma financial information include the following pro forma adjustments to the historical financial of the registrant as follows:

●	Transaction Accounting Adjustments – adjustments that reflect only the application of required accounting to the acquisition, disposition, or other transaction.

●	Autonomous Entity Adjustments – adjustments that are necessary to reflect the operations and financial position of the registrant as an autonomous entity when the registrant was previously part of another entity.

The pro forma information has been prepared by our management in accordance with Article 11 of Regulation S-X under the Exchange Act and it may not be indicative of the results that would have actually occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

The pro forma information below has been derived from, and should be read in conjunction with:

●	For mdxhealth historical – the Company’s financial statements and notes thereto for the interim period ended June 30, 2025, filed on Form 6-K on August 14, 2025, and the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed on March 31, 2025

●	For Exosome Diagnostics historical – special purpose financial statements and notes thereto of Exosome Diagnostics, Inc., filed herewith as Exhibit 99.1 (for the unaudited pro forma condensed combined statement of financial position as of June 30, 2025 only) and Bio-Techne’s internal unaudited financial statements of ExoDx (for the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2024 and for the six months ended June 30, 2025)

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2025

U.S. dollars in thousands

As of June 30, 2025	Mdxhealth Historical	Exosome Diagnostics Historical	Transaction Accounting Adjustments				Other Transaction Accounting Adjustments		Pro-forma Combined
ASSETS
Goodwill	35,926	4,488	(4,488)	(B)	5,495	(C)			41,421
Intangible assets	37,950	5,050	(5,050)	(B)	4,180	(C)			42,130
Property, plant and equipment	4,123				1,557	(C)			5,680
Right-of-use assets	8,019				3,817	(D)			11,836
Financial assets	835								835
Non-current assets	86,853	9,538	(9,538)		15,049		-		101,902
Assets held-for-sale	-	-			940	(C)			940
Inventories	3,658	1,880							5,538
Trade receivables	15,707	3,242							18,949
Prepaid expenses and other current assets	1,604	487							2,091
Cash and cash equivalents	32,811	270							33,081
Current assets	53,780	5,879	-		940		-		60,599
Total assets	140,633	15,417	(9,538)		15,989		-		162,501
EQUITY
Share capital	214,670		4,539	(A)					219,209
Issuance premium	153,177	9,005	(9,005)	(B)					153,177
Accumulated deficit	(386,096)						(1,662)	(L)	(387,758)
Share-based compensation	18,195								18,195
Translation reserve	(829)								(829)
Total equity	(883)	9,005	(4,466)		-		(1,662)		1,994
LIABILITIES
Loans and borrowings	75,655								75,655
Lease liabilities	6,886				3,374	(D)			10,260
Deferred tax liability	-	1,212	(1,212)	(B)	1,569	(C)			1,569
Other non-current financial liabilities	17,771				6,743	(C)			24,514
Non-current liabilities	100,312	1,212	(1,212)		11,686		-		111,998
Loans and borrowings	-								-
Lease liabilities	1,470				443	(D)			1,913
Trade payables	6,736	918							7,654
Other current liabilities	5,278	4,282					1,662	(L)	11,222
Other current financial liabilities	27,720								27,720
Current liabilities	41,204	5,200	-		443		1,662		48,509
Total liabilities	141,516	6,412	(1,212)		12,129		1,662		160,507
Total equity and liabilities	140,633	15,417	(5,678)		12,129		-		162,501

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss

for the year ended December 31, 2024 and for the six months ended June 30, 2025

U.S. dollars in thousands (except per share data)

For the year ended December 31, 2024	Mdxhealth Historical	Exosome Diagnostics Historical	Transaction Accounting Adjustments				Autonomous Entity Adjustments		Pro-forma Combined
Revenues	90,049	22,849							112,898
Cost of sales (exclusive of amortization of intangible assets)	(34,908)	(15,995)	(240)	(E)			908	(M)	(50,235)
Gross Profit	55,141	6,854	(240)		-		908		62,663
Research and development expenses	(10,552)	(7,111)					893	(M)	(16,770)
Selling and marketing expenses	(40,981)	(25,390)					22	(M)	(66,349)
General and administrative expenses	(22,801)	(4,913)					169	(M)	(27,545)
Amortization of intangible assets	(4,905)	(9,702)	9,702	(F)	(384)	(G)			(5,289)
Other operating expense, net	(624)								(624)
Operating loss	(24,722)	(40,262)	9,462		(384)		1,992		(53,914)
Financial income	2,357	-							2,357
Financial expenses	(15,322)	-					(291)	(M)	(15,613)
Loss before income tax	(37,687)	(40,262)	9,462		(384)		1,701		(67,170)
Income tax	(382)	2,897	(2,897)	(I)	1,569	(J)			1,187
Loss for the year attributable to owners of the parent	(38,069)	(37,365)	6,565		1,185		1,701		(65,983)
Loss per share attributable to owners of the parent
Basic and diluted	(1.16)								(1.90)
Weighted-average shares outstanding	32,859,629		1,867,186	(K)					34,726,815

For the six months ended June 30, 2025	Mdxhealth Historical	Exosome Diagnostics Historical	Transaction Accounting Adjustments				Other Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro-forma Combined
Revenues	50,897	13,015									63,912
Cost of sales (exclusive of amortization of intangible assets)	(17,826)	(7,559)	(120)	(E)					454	(M)	(25,051)
Gross Profit	33,071	5,456	(120)		-		-		454		38,861
Research and development expenses	(5,066)	(3,425)							446	(M)	(8,045)
Selling and marketing expenses	(19,743)	(16,222)							11	(M)	(35,954)
General and administrative expenses	(12,077)	(2,178)					(1,662)	(L)	84	(M)	(15,833)
Amortization of intangible assets	(2,642)	(4,851)	4,851	(F)	(192)	(G)					(2,834)
Restructuring costs	-	(61,687)	61,687	(H)							-
Other operating expense, net	(47)										(47)
Operating loss	(6,504)	(82,907)	66,418		(192)		(1,662)		995		(23,852)
Financial income	1,112	-									1,112
Financial expenses	(11,468)	-							(131)	(M)	(11,599)
Loss before income tax	(16,860)	(82,907)	66,418		(192)		(1,662)		864		(34,339)
Income tax	279	11,141	(11,141)	(I)							279
Loss for the period attributable to owners of the parent	(16,581)	(71,766)	55,277		(192)		(1,662)		864		(34,060)
Loss per share attributable to owners of the parent
Basic and diluted	(0.33)										(0.66)
Weighted-average shares outstanding	49,497,334		1,867,186	(K)							51,364,520

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

On August 5, 2025, mdxhealth signed a definitive agreement to acquire Exosome Diagnostics, Inc., (“ExoDx”) from Bio-Techne, including the ExoDx Prostate (EPI) test, CLIA-certified clinical laboratory and related assets, which was later closed on September 15, 2025.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2025, gives effect to the acquisition as if it had occurred on June 30, 2025. The unaudited pro forma condensed combined statements of profit or loss for the year ended December 31, 2024, and for the six months ended June 30, 2025, are presented as if the acquisition had occurred on January 1, 2024.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting, based on the historical financial statements of mdxhealth as well as the special purpose audited financial statements of ExoDx (filed herewith as Exhibit 99.1) and Bio-Techne’s internal unaudited financial statements of ExoDx.

Mdxhealth’s consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.

The special purpose audited financial statements of ExoDx were prepared in accordance with U.S. GAAP. Based on a preliminary review of U.S. GAAP to IFRS differences, related accounting policies and related management estimates, no differences between U.S. GAAP and IFRS were identified. The statement of operations for the year ended December 31, 2024, and for the six months ended June 30, 2025, were derived from Bio-Techne’s internal unaudited financial statements.

2. Preliminary Purchase Price Allocation

The acquisition was accounted for under the purchase method of accounting and is being treated as a business combination in accordance with IFRS 3. The purchase price was preliminarily allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition. The preliminary purchase price allocation is subject to further refinement and may require adjustments to arrive at the final purchase price allocation. The Company expects to finalize the purchase price allocation within the 12-month measurement period from the acquisition date.

The acquisition consideration was comprised of (in thousands):

Initial amount	$5,000
Working capital adjustment	(461)
Net amount paid in stock (1)	4,539

Plus: final cash	2,472
Less: minimum cash amount	(2,472)
Present value of contingent consideration (2)	6,273
Present value of contingent liability related to the innovation platform (3)	470
Total acquisition consideration	$11,282

(1)	Through delivery of 1,867,186 shares of the Company, at a price per share of $2.4311

(2)	Following the closing, an additional aggregate amount of up to $10 million is to be paid by mdxhealth to Bio-Techne in 4 annual instalments of $2.5 million each, of which 50% is to be paid in cash and 50% is to be paid in either cash or stock, at mdxhealth’s discretion. On a preliminary basis, the fair value of the contingent consideration has been assessed at $6.3 million.

(3)	The innovation platform is a bundle of patented and unpatented technology that was created to explore the applications of exosome-based technology outside of the Company’s primary sector of cancer diagnostics. 50% of the proceeds from a future sale of the innovation platform are payable to Bio-Techne. On a preliminary basis, the fair value of the contingent liability related to the innovation platform has been assessed at $470,000.

The fair value of the contingent consideration liability was estimated using a probability-weighted discounted cash flow model that incorporates management’s projections for the annual contingent consideration payments, the likelihood of satisfying the related conditions, and a discount rate reflecting the risks specific to those cash flows. The fair value of the innovation platform liability was estimated using a scenario-based model that considers a range of potential sale outcomes, the associated timing and amounts of expected proceeds, and the contractual sharing percentage payable to Bio-Techne, discounted at a rate reflecting the risks specific to those cash flows.

On a preliminary basis, and until the purchase price allocation has been finalized, the purchase price in excess of the fair value of net assets acquired (refer to adjustment (C) in Note 3, Pro Forma Transaction Accounting Adjustments), has been considered as residual Goodwill. Goodwill will not be amortized but will be tested for impairment at least annually or whenever certain indicators of impairment are present. If, in the future, it is determined that goodwill is impaired, an impairment charge would be recorded at that time. Should the final purchase price allocation result in additional intangible assets to be recognized, Goodwill will be decreased accordingly, and amortization charges will be applied to the intangible assets.

3. Pro Forma Transaction Accounting Adjustments

For the purpose of the pro forma combined financial information, the Company has performed a preliminary valuation of the acquired assets and liabilities, with fair value changes to the intangible assets and property, plant and equipment (“PP&E”). The final purchase price allocation might result in material changes to the recognized intangible assets and PP&E, and its related useful lives, which in that case could also result in a change in amortization and depreciation charges on these assets, recognized contingent consideration liability, related deferred tax impacts on the purchase price allocation, and the residual goodwill amount.

(A)	To record the issuance of 1,867,186 shares of the Company, at a price per share of $2.4311 as part of the acquisition.

(B)	To replace ExoDx pre-acquisition goodwill, intangible assets and deferred tax liability with fair values of the acquired assets, as per adjustment (C) below

(C)	The following represents the preliminary calculation of the goodwill amount at initial recognition of the ExoDx acquisition and the allocation of the total purchase price based on management’s valuation of ExoDx’s identifiable assets acquired and liabilities assumed as of June 30, 2025:

Initial amount	$5,000
Working capital adjustment	(461)
Net amount paid in stock	$4,539

Present value of contingent consideration	6,273
Present value of contingent liability related to the innovation platform	470
Total acquisition consideration	$11,282

Net PP&E	1,557
Other net tangible assets at acquisition date	679
Total intangible assets at acquisition date	4,180
Innovation platform (recorded as “assets held-for-sale”)	940
Deferred taxes	(1,569)
Goodwill	$5,495

(D)	On September 15, 2025, ExoDx signed a sublease agreement with Bio-Techne to lease the Waltham facility until October 31, 2031. As such, a right-of-use asset and lease liability has been recognized for $3.8 million

(E)	To record estimated depreciation charges of the PP&E resulting from preliminary fair value assessment, with an estimated average remaining useful life of 6.5 years

(F)	To reverse the ExoDx historic amortization charges, which is replaced with the updated amortization charge as per adjustment (G)

(G)	To record estimated amortization charges of the intangible asset resulting from preliminary fair value assessment, with an estimated remaining useful life of 6.5 years for customer relationships and 15 years for tradename and developed technology, as per initial assessment

(H)	To reverse ExoDx non-operating, non-recurring restructuring costs, primarily related to impairment of pre-acquisition intangible assets for $59.9 million, and impairment of PP&E for $1.7 million, as detailed in the ExoDx audited special purpose financial statements filed herewith as Exhibit 99.1

(I)	To eliminate non-recurring ExoDx tax gains, which are unrecognizable in accordance with the Company’s tax consolidation framework

(J)	To record non-recurring tax benefit as a result of the reversal of the valuation allowance on the deferred tax assets. As a result of the ExoDx acquisition, a deferred tax liability balance of $1.6 million was recognized, primarily related to the acquired intangible assets that the Company will amortize for financial reporting purposes (refer to adjustment (C) above). Because ExoDx will be included in the Company’s consolidated tax return following the acquisition, the Company has determined that the deferred tax liabilities related to the acquisition provide sufficient taxable income to realize the Company’s preexisting deferred tax assets of $1.6 million. Accordingly, the Company recorded a tax benefit of $1.6 million related to the reversal of its valuation allowance in the period the acquisition occurred

(K)	To reflect the issuance of shares as part of the acquisition. The issuance of shares to settle the contingent consideration is not included in the calculation of Basic and Diluted EPS due to the anti-dilutive effect

4. Other transaction accounting adjustments

(L)	The Company estimates a total of $1.7 million in transaction costs of ExoDx. The actual transaction costs incurred could differ materially from this estimate. These costs mainly consist of advisory and other professional fees and have been recorded to other current liabilities and retained earnings.

5. Autonomous Entity Adjustments

(M)	ExoDx incurred rent charges of $2.6 million for the year ended December 31, 2024, and $1.3 million for the six-month period ended June 30, 2025. These expenses were reversed and replaced with depreciation and interest expenses recorded for the Waltham Lease, as per adjustment (E). This Autonomous Entity Adjustment was recorded for the purpose of reflecting the adjusted costs related to the Waltham Lease

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